
November 10, 2010

Mr. Nitin Amersey
Chief Executive Officer
ABC Acquisition Corp 1505
300 Center Ave., Ste. 202
Bay City, MI 48708

> **Re:** **ABC Acquisition Corp 1505**
> **Form 10-12G/A**
> **Filed October 29, 2010**
> **File No. 000-54109**

Dear Mr. Amersey:

We have reviewed your October 29, 2010 amendment and response to our October 4, 2010 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 9

"There may be conflicts of interest between our sole officer and director, Mr. Nitin Amersey, and our non-management stockholders which could potentially compromise our management's fiduciary duties to our stockholders." page 9

1. We note your response to our prior comment 16. Please revise your disclosure to address the fact that Mr. Nitin Amersey has provided a loan to the company and may provide future loans to the company, and that his only opportunity to be repaid will be from a prospective merger or acquisition candidate, providing an additional motivation to enter into a merger or acquisition transaction.

"As our business is difficult to evaluate because we have no operating history, we may be unable to consummate a business consummation, which could have a materially adverse effect on our business operations." page 10

2. We note your response to our prior comment 18. Please revise your disclosure to clearly identify the company's accumulated deficit as of the most recent practicable date. If your accumulated deficit is the same amount as your net loss as of June 30, 2010, please make this clear in your disclosure.

"A company controlled by our sole officer and director, Mr. Nitin Amersey, previously failed to timely file a response to an SEC comment letter and its initial annual report late." page 12

3. Please revise the discussion to clarify that Mr. Amersey did not respond to comments prior to entering into an acquisition transaction.

4. Please delete the statement that this was an isolated incident as this is mitigating information that is not appropriate for risk factor disclosure.

5. Please describe the potential consequences of not complying with staff comments and failing to file reports in a timely manner.

Item 5. Directors and Executive Officers, page 19

6. We note your response to our prior comment 25. Please revise your disclosure to explain what is meant by "control person" in the context in which it is used on page 21 of the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Laura Crotty at (202) 551-3563, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: H. Grady Thrasher, IV, Esq. (Joyce, Thrasher, Kaiser & Liss, LLC)